NO ACT

PE
12-21-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10010563

February 1, 2010

Michael F. Lohr
Corporate Secretary
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-01-2010

Re: The Boeing Company
Incoming letter dated December 21, 2009

Dear Mr. Lohr:

This is in response to your letter dated December 21, 2009 concerning the shareholder proposal submitted to Boeing by David Watt. We also have received letters on the proponent's behalf dated December 24, 2009 and January 12, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 1, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 21, 2009

The proposal requests that the board adopt a policy that, whenever possible, the chairman shall be an independent director (by the standard of the New York Stock Exchange) who has not previously served as an executive officer of Boeing.

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that, according to your representation, Boeing intends to include in its 2010 proxy materials. Accordingly, assuming that the previously submitted proposal is included in the company's proxy materials, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Boeing relies.

Sincerely,

Alexandra M. Ledbetter
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 12, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

#2 David Watt's Rule 14a-8 Proposal
The Boeing Company (BA)
Independent Board Chairman Topic

Ladies and Gentlemen:

This further responds to the December 21, 2009 no action request.

The company leaves open the question that the company in fact claims duplication where no duplication exists. The company cites authority regarding "shareholders having two or more substantially identical proposals" and then leaves open numerous possibilities of no duplication:

1) The Sheet Metal Workers may have withdrawn their proposal.
2) The company could be planning to request exclusion of the Sheet Metal Workers' proposal.
3) The company may be planning to reach agreement for withdrawal of the Sheet Metal Workers' proposal due to substantive or technical issues.
4) The company may be planning to reach agreement for withdrawal of the Sheet Metal Workers' proposal by taking action unrelated to the topic of this proposal.

Furthermore, the company makes no statement that it intends to publish the Sheet Metal Workers, proposal in its 2010 definitive proxy.

The company claims that the shareholders determine the composition of the Board. Yet the company does not back this up with one instance since 1916 of the election of a shareholder nominated candidate who was opposed by management.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
David Watt

Gregory C. Vogelsperger <Gregory.C.Vogelsperger@boeing.com>

[BA: Rule 14a-8 Proposal, November 10, 2009]

3 [Number to be assigned by the company] – **Independent Board Chairman**

RESOLVED: The shareholders request our board of directors to adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of the Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual meetings of shareholders.

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer, in directing the corporation's business and affairs.

It is difficult to overstate the importance of the board of directors in our system of corporate accountability. As the Conference Board Commission on Public Trust and Private Enterprise stated, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

The responsibilities of a company's board of directors include reviewing and approving management's strategic and business plans; approving material transactions; assessing corporate performance; and selecting, evaluating, compensating and, if necessary, replacing the CEO (Report of the NACD Blue Ribbon Commission on Director Professionalism). Although the board and senior management may work together to develop long-range plans and relate to key constituencies, the board's responsibilities may sometimes bring it into conflict with the CEO.

When a CEO serves as board chairman, this arrangement may hinder the board's ability to monitor the CEO's performance. As Intel co-founder Andrew Grove put it, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

Many companies have independent Chairs; by 2008 close to 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets.

Shareholder resolutions for separation of CEO and Chair averaged 36% support in 2009 at 30 companies – indicating strong and growing investor support.

An independent Chair can enhance investor confidence in our Company and strengthen the integrity of the Board. Please encourage our board to respond positively to this proposal: Independent Board Chairman – Yes on 3. [Number to be assigned by the company]

Notes:
David Watt, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 24, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 David Watt's Rule 14a-8 Proposal
The Boeing Company (BA)
Independent board Chairman Topic

Ladies and Gentlemen:

This responds to the December 21, 2009 no action request.

The company leaves open the question that the company in fact claims duplication where no duplication exists. The company cites authority regarding "shareholders having two or more substantially identical proposals" and then leaves open numerous possibilities of no duplication:

1) The Sheet Metal Workers may have withdrawn their proposal.
2) The company could be planning to request exclusion of the Sheet Metal Workers' proposal.
3) The company may be planning to reach agreement for withdrawal of the Sheet Metal Workers' proposal due to substantive or technical issues.
4) The company may be planning to reach agreement for withdrawal of the Sheet Metal Workers' proposal by taking action unrelated to the topic of this proposal.

Furthermore, the company makes no statement that it intends to publish the Sheet Metal Workers' proposal in its 2010 definitive proxy.

An expanded response is under preparation.

Sincerely,



John Chevedden

cc:
David Watt

Gregory C. Vogelsperger <Gregory.C.Vogelsperger@boeing.com>

Michael F. Lohr
Vice President &
Assistant General Counsel
and Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

December 21, 2009



BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Concerning an Independent Board Chairman Submitted by David Watt for Inclusion in The Boeing Company 2010 Proxy Statement

Dear Sir or Madam:

On November 10, 2009, The Boeing Company ("Boeing," the "Company," "we" or "us") received a shareholder proposal (the "Proposal") from John Chevedden on behalf of David Watt (the "Proponent"), for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2010 Annual Meeting (the "2010 Proxy Statement").

This letter serves to inform you that we intend to omit the Proposal from the 2010 Proxy Statement and form of proxy (the "2010 Proxy Materials"). In Parts I and II below, we have set forth the reasons that we believe Boeing may omit the Proposal from the 2010 Proxy Materials on substantive grounds under the provisions set forth in Rule 14a-8(i) under the Securities Exchange Act of 1934, as amended (the "Act"). We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Rule 14a-8, Boeing excludes the Proposal from its 2010 Proxy Materials. In addition to the substantive grounds set forth in this letter, we believe Boeing also may omit the Proposal from the 2010 Proxy Materials pursuant to Rule 14a-8(c). On December 21, 2009, Boeing submitted a separate letter requesting that the Staff confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal from its 2010 Proxy Materials in reliance on Rule 14a-8(c).

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter and the Proposal, which is attached to this letter as **Exhibit A**, are being emailed to the Commission at shareholderproposals@sec.gov. As a result, the Company is not enclosing six (6) copies as is ordinarily required by Rule 14a-8(j). The Company presently intends to file its definitive 2010 Proxy Materials on March 12, 2010, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company will file its definitive 2010 Proxy Statement with the Commission.


BOEING

Also, in accordance with Rule 14a-8(j), we are simultaneously forwarding a copy of this letter, with copies of all enclosures, to the Proponent as notice to the Proponent of the Company's intention to omit the Proposal from the 2010 Proxy Materials. Please fax any response by the Staff to this letter to my attention at (312) 544-2829. We hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to us by facsimile. A copy of additional correspondence with the Proponent relating to the Proposal, since the date the Proposal was submitted to the Company, is attached to this letter as **Exhibit B**.

THE PROPOSAL

The proposal relates to an independent board chairman and states, in relevant part:

> *RESOLVED: The shareholders request our board of directors to adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of the Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual meetings of shareholders.*

BASES FOR EXCLUSION

I. BOEING MAY EXCLUDE THE PROPOSAL FROM THE 2010 PROXY MATERIALS PURSUANT TO RULE 14A-8(I)(11) AS SUBSTANTIALLY DUPLICATIVE OF A PREVIOUSLY SUBMITTED PROPOSAL

Rule 14a-8(i)(11) permits a company to exclude a shareholder proposal "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that the purpose of the predecessor to Rule 14a-8(i)(11) was "to eliminate the possibility of shareholders having two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

The Proposal substantially duplicates a shareholder proposal the Company received on October 30, 2009, from the Sheet Metal Workers' National Pension Fund (the "Prior Proposal"), which is attached hereto as **Exhibit C**. The Company currently intends to include the Prior Proposal in the 2010 Proxy Materials. The Prior Proposal relates to the separation of Chair and CEO and states, in relevant part:


BOEING

> *RESOLVED: That stockholders of Boeing Company ("the Company") ask the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of Boeing Company. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.*

As discussed below, the Proposal and the Prior Proposal are substantially duplicative in that they both seek to have the Company's Board of Directors (the "Board") adopt a policy requiring that the Board's chairman be an independent director who has not previously served as an executive officer of the Company.

While the Staff has previously found that two proposals need not be identical in order to provide a basis for exclusion under Rule 14a-8(i)(11), we believe that the Proposal and the Prior Proposal are identical in all substantive requests. See e.g., *Sara Lee Corporation* (Aug. 18, 2006); *Wells Fargo* (Jan. 17, 2008). They both request the Board to adopt a policy that the chairman of the Board be an independent director who has not previously served as an executive officer of Boeing, the policy is to be implemented so as to not violate any contractual obligations, and the policy should specify how to select a new chairman if the current chairman ceases to be independent between annual meetings. The only wording differences are non-substantive. The Proposal defines "independent" using the standard of the New York Stock Exchange, and the term "independent" is without definition in the Prior Proposal (Boeing is a New York Stock Exchange company, so that standard would apply). Also, the Proposal provides that the chair be independent "whenever possible," while the Prior Proposal excuses compliance if no independent director is available and willing to serve as chair. In addition, the supporting statements for both the Proposal and the Prior Proposal refer to the responsibility of the Board to protect shareholders' long-term interests and cite a Conference Board Commission report as support for the need for an independent Chairman of the Board.

The Staff has consistently concurred with the view that proposals having the same principal thrust or principal focus, though nominally different, may be excluded under Rule 14a-8(i)(11). For example, Sara Lee Corporation received two proposals relating to an independent chairman of the board of directors – the first proposal requested that the board of Sara Lee adopt a policy that the board's chair be an independent director who had not previously served as an executive officer of the company and the second proposal requested that the board establish a rule separating the roles of chairman and CEO. *Sara Lee Corporation* (Aug. 18, 2006). There, the Staff concurred that the second proposal was excludable under Rule 14a-8(i)(11) as substantially duplicative of the first proposal. *See also Wells Fargo* (Jan. 17, 2008) (excluding a proposal that, if implemented, would amend the company's bylaws to provide that the chairman of the board is independent from the company as duplicative under Rule 14a-8(i)(11) of a previously received proposal that requested that the board of directors adopt a policy separating the roles of chairman of the board and CEO whenever possible). Here, the Proposal and the Prior Proposal are in fact more duplicative of each other than in either Sara Lee or Wells Fargo.


BOEING

When a company receives two substantially duplicative proposals, the Staff has indicated that the company must include in its proxy materials the proposal it received first, unless that proposal may otherwise be excluded. *See Great Lakes Chemical Corp.* (Mar. 2, 1998); *Pacific Gas & Electric Co.* (Jan. 6, 1994); *Atlantic Richfield Co.* (Jan. 11, 1982). The Company received the Prior Proposal via facsimile on October 30, 2009, before receiving the Proposal via e-mail on November 10, 2009, even though the cover letter to which the Proposal was attached was dated October 16, 2009 (the Proposal itself is dated November 10, 2009, and Boeing did not receive the Proposal or any letter related to it prior to November 10, 2009). As a result of the receipt of the Prior Proposal by the Company after the receipt of the Proposal, and because the Prior Proposal is substantially duplicative of the Proposal as discussed above, the Company believes it may properly exclude the Proposal under Rule 14a-8(i)(11).

II. BOEING MAY EXCLUDE THE PROPOSAL FROM THE 2010 PROXY MATERIALS PURSUANT TO RULE 14A-8(I)(6) BECAUSE BOEING LACKS THE POWER OR AUTHORITY TO IMPLEMENT THE PROPOSAL

A company may properly omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(6) if the company lacks the power or authority to implement the proposal. If the Commission does not concur that the Proposal is excludable under Rule 14a-8(i)(11) as substantially duplicative of the Prior Proposal, or if the Company does not include the Prior Proposal in the 2010 Proxy Materials for some reason, then the Proposal may still be excluded under Rule 14a-8(i)(6). The Proposal, if implemented, would require that the Chairman of the Board is an independent director who has not previously served as an executive officer of the Company. As discussed below, Boeing does not have the power or authority to implement the Proposal because it cannot ensure that an independent director who has never served as an executive officer of the Company would be (i) elected to the Board by the Company's shareholders, (ii) elected as Chairman of the Board by the Company's directors and (iii) willing to serve as Chairman of the Board.


BOEING

Boeing is a Delaware corporation subject to the General Corporation Law of the State of Delaware (the "DGCL"). Pursuant to Section 211 of the DGCL, the Company's directors are elected only by its shareholders. While vacancies on the Board may be filled by the affirmative vote of a majority of the remaining directors, a director appointed to fill a vacancy must stand for election by the shareholder after his initial term expires. Thus, ultimately, the Company's shareholders determine the composition of the Company's Board.

In order to comply with the Proposal's requirement that the Board require its chairman to be independent and not a former executive officer, the Company would be required to ensure that: (i) a sufficient number of independent directors are elected by the shareholders each year to fill the position of Chairman as well as the independent committee requirements as required by the New York Stock Exchange Listed Company Manual; (ii) the Board would elect one of the independent directors to serve as Chairman of the Board; and (iii) one of the independent directors would be qualified and willing to serve as Chairman of the Board. As noted by the Commission, "it does not appear to be within the board's power to ensure than an individual meeting the specified criteria would be elected as director and serve as chairman of the board." *SouthTrust Corporation* (Jan. 16, 2004). The Staff has permitted the exclusion of similar shareholder proposals under Rule 14a-8(i)(6) on numerous occasions. *See Bank of America Corporation* (Feb. 24, 2004); *SouthTrust Corporation* (Jan. 16, 2004). *See also Cintas Corporation* (Aug. 27, 2004) (excluding an independent chairman proposal under Rule 14a-8(i)(6) because the board of directors did not have the power to ensure that its chairman retained his independence at all times when the proposal did not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal).

For the foregoing reasons, the Company believes that the Proposal may be properly excluded under Rule 14a-8(i)(6) because the Company does not have the power or authority to implement the Proposal.

* * *

For the foregoing reasons, we believe the Proposal in its entirety may be omitted from the 2010 Proxy Materials and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Should you have any questions regarding any aspect of this matter or require any additional information, please call me at (312) 544-2802.

Very truly yours,




BOEING

Michael F. Lohr
Corporate Secretary

Enclosures

cc: John Chevedden

EXHIBIT A

The Proposal


BOEING

David Watt

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since 2002

Mr. W. James McNerney
Chairman
The Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606

Dear Mr. McNerney,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to:
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



David Watt

10-16-09
Date

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>
Corporate Secretary
PH: 312-544-2802
FX: 312-544-2829
PH: 312-544-2000

[BA: Rule 14a-8 Proposal, November 10, 2009]

3 [Number to be assigned by the company] – **Independent Board Chairman**

RESOLVED: The shareholders request our board of directors to adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of the Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual meetings of shareholders.

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer, in directing the corporation's business and affairs.

It is difficult to overstate the importance of the board of directors in our system of corporate accountability. As the Conference Board Commission on Public Trust and Private Enterprise stated, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

The responsibilities of a company's board of directors include reviewing and approving management's strategic and business plans; approving material transactions; assessing corporate performance; and selecting, evaluating, compensating and, if necessary, replacing the CEO (Report of the NACD Blue Ribbon Commission on Director Professionalism). Although the board and senior management may work together to develop long-range plans and relate to key constituencies, the board's responsibilities may sometimes bring it into conflict with the CEO.

When a CEO serves as board chairman, this arrangement may hinder the board's ability to monitor the CEO's performance. As Intel co-founder Andrew Grove put it, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

Many companies have independent Chairs; by 2008 close to 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets.

Shareholder resolutions for separation of CEO and Chair averaged 36% support in 2009 at 30 companies – indicating strong and growing investor support.

An independent Chair can enhance investor confidence in our Company and strengthen the integrity of the Board. Please encourage our board to respond positively to this proposal: Independent Board Chairman – Yes on 3. [Number to be assigned by the company]

Notes:
David Watt, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email [*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

Correspondence with Proponent


BOEING



Gregory C. Vogelsperger
Chief Counsel - Securities, Finance &
Governance & Assistant Corporate Secretary
Office of the General Counsel
The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

November 12, 2009

VIA OVERNIGHT COURIER

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal Regarding Independent Board Chairman

Dear Mr. Chevedden:

We have received the following shareholder proposals from you, which were submitted for inclusion in our 2010 proxy statement:

1. Shareholder Say on Executive Pay (received October 21, 2009)
2. Special Shareowner Meetings (received October 30, 2008)
3. Independent Board Chairman (received November 10, 2008)

We believe that you have submitted more than one proposal. Under Proxy Rule 14a-8(c), a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Therefore, please notify us as to which of the above proposals you wish to withdraw.

This letter is also intended to notify you that we have not received sufficient proof that Mr. David Watt has continuously held at least $2,000 in market value of The Boeing Company's common stock for at least one year as of the date the proposal was submitted, as required by Proxy Rule 14a-8(b). Our search of the database of our registered shareholders shows that Mr. Watt is not a registered shareholder. Proxy Rule 14a-8(b)(2) requires that Mr. Watt, as a non-registered shareholder or "beneficial holder," demonstrate his eligibility to submit a shareholder proposal by submitting to us a written statement from the "record holder" (usually a banker or broker) verifying that he has continuously held the requisite number of securities for at least one year prior to the time the proposal was submitted. Please furnish the required proof of ownership.

As requested in the letter from Mr. Watt dated October 16, 2009, we are addressing this correspondence to you rather than Mr. Watt.

Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). Additionally, if you do not advise me in timely manner regarding which of the above proposals you wish to withdraw, we intend to omit all three proposals from our 2010 proxy statement.

For your reference, I have enclosed a copy of Proxy Rule 14a-8 with this letter. Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at (312) 544-2829.

Sincerely yours,



Gregory C. Vogelsperger
Chief Counsel, Securities, Finance and Governance

enclosure
cc: David Watt

From: olmsted < *** FISMA & OMB Memorandum M-07-16 ***
To: Vogelsperger, Gregory C
Sent: Sat Nov 21 01:09:29 2009
Subject: David Watt Rule 14a-8 Broker Letter-(BA)

Mr. Vogelsperger,
Please see the attached broker letter. Please advise on Monday whether there are any rule 14a-8 open-items now.
Sincerely,
John Chevedden
cc: David Watt

charles SCHWAB

Redmond Branch
8862 161st Ave NE Ste 106 Redmond WA 98052
tel (800) 435 4000

November 20, 2009

Re: Account Number *** FISMA & OMB Memorandum M-07-16 ***

DAVID R WATT

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Watt,

This is to confirm that you currently hold over 200 shares of the Boeing Company (BA) stock in your account and that you have continuously held these shares since before September 1, 2008.

If you require any further information please contact us at 800-435-4000.

Thank you.

Sincerely,



Shalina Martos
Client Service Specialist
Charles Schwab & Co. Inc.

Post-it® Fax Note 7671	Date 11-20-09	# of pages ▶
To Gregory Vogelsperger	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 312-544-2829	Fax #	

From: olmsted [mailto: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 26, 2009 9:53 PM
To: Vogelsperger, Gregory C
Subject: David Watt Rule 14a-8 Proposal (BA)

Mr. Vogelsperger,
The company November 12, 2009 letter acknowledges David Watt's rule 14a-8 proposal, which was accompanied by a cover letter signed by David Watt. David Watt is thus naturally the proponent. Additionally the company has published David Watt's rule 14a-8 proposals since 2002. This is the beginning text of David Watt's 2002 rule 14a-8 proposal from the 2002 Boeing definitive proxy:
ITEM 12 SHAREHOLDER PROPOSAL ON PAYING DIRECTORS
SOLELY IN STOCK

Reference:
http://www.sec.gov/Archives/edgar/data/12927/000091205702011051/a2072499zdef14a.htm

Additionally the company is apparently satisfied with Mr. Watt's 2010 broker letter.
Please let me know on November 30, 2009 if the company has any doubt or further questions.

Sincerely,
John Chevedden
cc: David Watt

EXHIBIT C

The Prior Proposal


BOEING

RECEIVED
OCT 30 2009
Law Department

SHEET METAL WORKERS' NATIONAL PENSION FUND



[Sent via 312-544-2828 and via UPS]

October 30, 2009

Michael F. Lohr
Corporate Secretary, Boeing Company
100 North Riverside Plaza
Chicago Illinois, 60606-1596

Re: Seperation of Chair and CEO Proposal

Mr. Lohr

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Boeing Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal addresses our companies Chairman and CEO position. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 23,170 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 683-0932

SHEET METAL WORKERS' NATIONAL PENSION FUND



If you have any questions or wish to discuss the Proposal, please contact Doug Kilgore (206) 239-2742 or dkilgore@seattlebuildingtrades.org. Copies of correspondence or a request for a "no-action" letter should be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314.

Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, One Lane Center, 1200 Shermer Rd., Suite 216, Northbrook, IL 60062.

Sincerely,

Kenneth Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg
Doug Kilgore

RESOLVED: That stockholders of Boeing Company ("the Company") ask the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of Boeing Company. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. Currently at our Company, W. James McNerney, Jr. holds both the positions of Chairman of the Board and CEO. We believe that this current scheme may not adequately protect shareholders.

Shareholders require an independent leader to ensure that management acts strictly in the best interests of the Company. By setting agendas, priorities and procedures, the position of Chairman is critical in shaping the work of the Board of Directors. Accordingly, we believe that having an independent director serve as chairman can help ensure the objective functioning of an effective Board.

As a long-term shareholder of our Company, we believe that ensuring that the Chairman of the Board of our Company is independent, will enhance Board leadership at the Company, and protect shareholders from future management actions that can harm shareholders. Other corporate governance experts agree. As a Commission of The Conference Board recently stated, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

We believe that the recent wave of corporate scandals demonstrates that no matter how many independent directors there are on the Board, that Board is less able to provide independent oversight of the officers if the Chairman of that Board is also the CEO of the Company.

We, therefore, urge shareholders to vote **FOR** this proposal.